UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-25867

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nautilus, Inc.

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nautilus, Inc.

16400 S.E. Nautilus Dr.

Vancouver, WA 98683

NAUTILUS, INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005:

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held At End of Year)	10

Note: Other supplemental schedules are omitted because of the absence of conditions under which they are required.

SIGNATURE	11

EXHIBIT 23 – Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Nautilus, Inc. 401(k) Savings Plan

Vancouver, Washington

We have audited the accompanying statements of net assets available for benefits of the Nautilus, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon

June 28, 2006

NAUTILUS, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Investments, at fair value (Note 3)	$15,273,131	$13,556,426

Contributions Receivable:
Employee	—	80,262
Employer	637,424	632,639

Total receivables	637,424	712,901

LIABILITIES
Other payables	(106,122)	(107,473)

NET ASSETS AVAILABLE FOR BENEFITS	$15,804,433	$14,161,854

See notes to financial statements.

NAUTILUS, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS
Investment Income:
Net appreciation in fair value of investments (Note 3)	$83,326	1,515,262
Interest and dividends	468,420	303,962

Net investment income	551,746	1,819,224

Contributions:
Participants	2,080,997	2,055,037
Employer	640,414	643,168
Rollover contributions	185,168	59,302

Total contributions	2,906,579	2,757,507

Total additions	3,458,325	4,576,731
DEDUCTIONS
Benefits paid directly to participants	1,815,746	1,601,147

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,642,579	2,975,584
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	14,161,854	11,186,270

END OF YEAR	$15,804,433	$14,161,854

See notes to financial statements.

NAUTILUS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF PLAN

The following description of the Nautilus, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a complete description of the Plan’s provisions.

General – The Plan is a defined contribution 401(k) plan maintained for the benefit of all eligible employees of Nautilus, Inc. (the “Company”). The Plan was established effective January 1, 1999 and contributions to the Plan began on March 4, 1999.

Eligibility – The Plan is available to all full-time employees of the Company who are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee –T. Rowe Price Trust Company (“T. Rowe Price”) is the Plan’s trustee and holds all investments of the Plan.

Administration of the Plan – The Company is the named fiduciary and administrator of the Plan, as well as the plan sponsor, as defined by ERISA. The Company has contracted with T. Rowe Price to provide recordkeeping services with respect to the Plan.

Contributions – Participants may voluntarily contribute between 1% and 50% of their compensation, limited to $14,000 and $13,000 in 2005 and 2004, respectively, as prescribed by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. After tax contributions are not permitted by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants direct the investment of their contributions and annual employer matching contributions into various investment options offered by the Plan. The Plan currently offers fifteen mutual funds, one trust fund and a Company stock fund as investment options for participants. Participants may not direct more than 20% of their voluntary contributions or transfer more than 20% of their account balance into the Company stock fund.

At the end of each plan year, the Company is required to contribute and allocate to each eligible participant matching contributions equal to 50% of the participant’s elective deferral up to 6% of the participant’s eligible compensation. Matching contributions are subject to certain limitations. To become eligible for matching contributions, participants must be employed by the Company for 12 consecutive months. Once eligibility has been established, participants must work a minimum of 1,000 hours during the Plan year and be employed by the Company on the last day of the Plan year to be eligible to receive matching contributions.

Participant Accounts – A separate account is maintained for each participant, which is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of the Plan earnings or losses. Allocation of the Plan earnings or losses is based on participant account balances and investment elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is pursuant to the following vesting schedule.

Years of Service	Vesting Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4	100%

Payment of Benefits – Upon termination of service, a participant may receive a lump-sum amount equal to his or her vested account value, elect to maintain his or her account in the Plan until a future date, or elect to receive installment payments.

Forfeitures – Forfeited balances of terminated participants’ nonvested accounts are first used to restore participants’ accounts that return to work for the Company before the end of five consecutive breaks in service and then are used to reduce future employer matching contributions. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $49,621 and $25,891, respectively. Also, in 2004, employer matching contributions were reduced by $12,145 (none in 2005) from forfeited nonvested accounts.

Loans – Loans to participants are not permitted under the Plan. However, StairMaster employees with loans that existed prior to the acquisition in February 2002 were permitted to rollover any remaining loan balance into the Plan for repayments only.

Termination – Although it has not expressed any intent to do so, the Company may terminate the Plan or discontinue contributions at any time, subject to the provisions of ERISA. In the event of total or partial termination of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value which equals the quoted market price on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments – Benefits are recorded when paid.

Administrative Expenses – Administrative expenses are paid by the Company.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	INVESTMENTS

The Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices are as follows:

	December 31,
	2005	2004
Mutual Funds	$462,507	$780,523
Company Common Stock	(379,181)	733,487
Common Trust Fund	—	1,252

Total	$83,326	$1,515,262

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2005	2004
Growth Stock Fund	$3,627,232	$3,345,702
Balanced Fund	2,106,297	1,728,576
TRP Stable Value Fund Sch E	1,458,354	1,390,131
Company Common Stock	1,267,053	1,657,662
Mid-Cap Growth Fund	1,155,172	1,032,816
Equity Income Fund	990,390	923,060
Small-Cap Value Fund	869,479	745,906
PIMCO Total Return Fund	816,873	896,157
Julius Baer International Equity A Fund	803,077	—

On March 31, 2005, the Plan closed the International Stock Fund. All participant accounts were transferred to the Julius Baer International Equity A Fund.

4.	RELATED PARTY TRANSACTIONS

The Plan invests in shares of the Company’s common stock at the direction of the participants. Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.	RISKS AND UNCERTAINTIES

The Plan invests in various financial instruments including temporary cash investments, mutual funds, a common trust fund, and Company common stock. These financial instruments may subject the Plan to concentrations of risk as, from time to time, cash balances exceed amounts insured by the Federal Deposit Insurance Corporation. Additionally, investments in mutual funds, a common trust fund, and Company common stock are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.	INCOME TAX STATUS

The Plan Document is based on an underlying non-standardized prototype plan which has received an opinion letter from the Internal Revenue Service (“IRS”) dated February 27, 2002 stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

During the years ended December 31, 2005 and 2004, the Plan failed to pass the requirements for the Actual Deferral Percentage (“ADP”) discrimination test. To maintain its qualified status, the Plan distributed the excess contributions subsequent to December 31, 2005 and 2004. The excess contributions are included as other payables in the Statements of Net Assets Available for Benefits at December 31, 2005 and 2004.

NAUTILUS, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

(a)	(b) Identity of Issue/ (c) Description of Investment	(d) Cost (1)	(e) Current Value
	MUTUAL FUNDS:
	Bond Funds
	PIMCO Total Return Fund		$816,873
	Stock Funds
*	Balanced Fund		2,106,297
	Brown Capital Management Fund		230,188
*	Equity Income Fund		990,390
*	Equity Index 500 Fund		755,173
*	Growth Stock Fund		3,627,232
*	Mid-Cap Growth Fund		1,155,172
*	Mid-Cap Value Fund		183,338
*	Retirement Income Fund		13,511
*	Retirement 2010 Fund		103,070
*	Retirement 2020 Fund		232,983
*	Retirement 2030 Fund		440,251
*	Retirement 2040 Fund		218,586
	Julius Baer International Equity A Fund		803,077
*	Small-Cap Value Fund		869,479

	Total mutual funds		12,545,620

	COMMON TRUST FUND:
*	TRP Stable Value Fund Sch E		1,458,354

	COMPANY COMMON STOCK:
*	Nautilus, Inc.		1,267,053

	PARTICIPANT LOANS - (Interest rates ranging from 7.0% to 10.0%, maturing from 2/14/2007 to 4/4/2007)		2,104

	TOTAL INVESTMENTS		$15,273,131

*	Denotes a party-in-interest with respect to the Plan

(1)	Historical cost information is not required for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Nautilus, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NAUTILUS, INC. 401(k) SAVINGS PLAN (Name of Plan)

Date: June 28, 2006	By:	/s/ William D. Meadowcroft
William D. Meadowcroft
Chief Financial Officer, Secretary and Treasurer Nautilus, Inc.